Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333- 112482, No. 333-170713 and No. 333- 174614)  of our report dated April 14, 2015, with respect to the combined statements of assets acquired and liabilities assumed as of December 31, 2014 and 2013, the related combined statements of net revenues and direct operating expenses for each of the three years in the period ended December 31, 2014, and the related notes to the combined abbreviated financial statements of KO Energy, a business of The Coca-Cola Company, included in this Current Report on Form 8-K of Monster Beverage Corporation.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 17, 2015